[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 10.1

Execution Copy

LICENSE AGREEMENT

This License Agreement (the “Agreement”) is entered into as of March 30, 2018 (the “Effective Date”), by and between Compugen Ltd., an Israeli company, having an address of Azrieli Center, 26 Harokmim Street, Building D, Holon 5885849, Israel (“Compugen”), and MedImmune, Limited, a company incorporated in England and a member of the AstraZeneca Group having an address of Milstein Building, Granta Park, Abington, Cambridge, CB21 6GH (“MedImmune”). Compugen and MedImmune may be referred to herein individually as a “Party” or collectively as the “Parties”.

Recitals

Whereas, Compugen owns and controls certain intellectual property rights with respect to the Licensed Component (as defined herein); and

Whereas, Compugen wishes to grant to MedImmune, and MedImmune wishes to take, a license under such intellectual property rights to Develop and Commercialize (each as defined herein) the Licensed Component as part of one or more Licensed Products (as defined herein) in the Field in the Territory (each as defined herein) in accordance with the terms and conditions set forth below.

Now, Therefore, in consideration of the foregoing premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Compugen and MedImmune hereby agree as follows:

1.	Definitions

1.1          “Affiliate” means, with respect to either Party, any entity that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Party, but for only so long as such control exists. As used in this Section 1.1, “control” means (a) to possess, directly or indirectly, the power to direct the management or policies of an entity, whether through ownership of voting securities, by contract relating to voting rights or corporate governance; or (b) direct or indirect beneficial ownership of more than fifty percent (50%) (or such lesser percentage which is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) of the voting share capital or other equity interest in such entity.

1.2          “Antibody” means a molecule that comprises or contains: (a) one or more immunoglobulin variable domains; (b) fragments, variants, modifications or derivatives of such immunoglobulin variable domains irrespective of origin or source, including antigen binding portions including Fab, Fab’, F(ab’)2, Fv, dAb, and CDR fragments, single chain antibodies (scFv), chimeric antibodies, diabodies and polypeptides (including humanized versions thereof), in each case that contain at least a portion of an immunoglobulin that is sufficient to confer specific antigen binding; or (c) the nucleic acid consisting of a sequence of nucleotides encoding (or complementary to a nucleic acid encoding) any of the foregoing molecules in (a) or (b).

1.3          “Applicable Laws” means the applicable provisions of any and all national, supranational, regional, state and local laws, treaties, statutes, rules, regulations, administrative codes, guidance, ordinances, judgments, decrees, directives, injunctions, orders, permits (including MAAs) of or from any court, arbitrator, Regulatory Authority or governmental agency or authority having jurisdiction over or related to the subject item.

1.4          “[*]” has the meaning set forth in Section [*].

1.5          “BLA” means (a) (i) a Biologics License Application submitted to the FDA, or any successor application or procedure, as more fully defined in the United States Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., as amended from time to time, or under Section 351 of the Public Health Service Act (PHSA), which is codified at 42 U.S.C. §262, or (ii) any non-United States counterpart of such a Biologics License Application, and (b) all supplements and amendments, including supplemental Biologics License Applications (and any non-United States counterparts) that may be filed with respect to the foregoing.

1.6          “Business Day” means a day other than a Friday, Saturday, Sunday, and any day on which commercial banks located in the U.S. and Israel are authorized or obligated by law to be closed.

1.7          “Calendar Quarter” means each respective period of three (3) consecutive months ending on March 31, June 30, September 30, and December 31.

1.8          “Calendar Year” means each respective period of twelve (12) consecutive months ending on December 31.

1.9          “Claim” has the meaning set forth in Section 14.1.

1.10        “CDR” means complementarity-determining region.

1.11        “CMC” means chemistry, manufacturing, and control.

1.12        “Commercialization” means the conduct of all activities undertaken before and after Regulatory Approval relating to the promotion, marketing, sale, and distribution (including importing, exporting, transporting, customs clearance, warehousing, invoicing, handling and delivering Licensed Product to customers) of Licensed Products in the Field in the Territory, including: (a) sales force efforts, detailing, advertising, medical education, planning, marketing, sales force training, and sales and distribution; (b) scientific and medical affairs; and (c) post-approval clinical trials for such approved indication. “Commercialize” has a correlative meaning. Commercialization excludes manufacture of Licensed Product.

1.13        “Commercially Reasonable Efforts” means, with respect to the MedImmune, that level of efforts and resources required to carry out a particular task or obligation in an active and sustained manner consistent with the general practices followed by MedImmune in the exercise of its reasonable business discretion relating to other pharmaceutical products owned by it, or to which it has exclusive rights, which are of similar market potential at a similar stage in their development or product life, taking into account issues of patent coverage, safety and efficacy, product profile, the competitiveness of products in development and in the marketplace, supply chain management considerations, the proprietary position of the compound or product, the regulatory structure involved, the profitability of the application products (including pricing and reimbursement status achieved), and other relevant factors, including technical, legal, scientific and/or medical factors. For purposes of clarity, Commercially Reasonable Efforts will be determined on a country-by-country basis within the Territory, and it is anticipated that the level of effort may be different for different countries and may change over time, reflecting changes in the status of the Product and the country(ies) involved.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.14        “Compugen” has the meaning set forth in the preamble to this Agreement.

1.15        “Compugen Indemnitee” has the meaning set forth in Section 14.2.

1.16        “[*]” has the meaning set forth in Section [*].

1.17        “Confidential Information” means all Know-How and other proprietary scientific, marketing, financial or commercial information or data that is generated by or on behalf of a Party or its Affiliates or which one Party or any of its Affiliates has supplied or otherwise made available to the other Party or its Affiliates, whether made available orally, in writing, or in electronic form, including information comprising or relating to concepts, discoveries, inventions, data, designs or formulae in relation to this Agreement; provided that all Licensed Technology is Compugen’s Confidential Information.

1.18        “Confidentiality Agreement” means that certain Confidential Disclosure Agreement by and between the Parties dated as of [*], as extended on [*], and replaced by the Mutual Confidential Disclosure Agreement dated as of [*].

1.19        “Control” or “Controlled” means, with respect to any Know-How, Patents or other intellectual property rights, that a Party has the legal authority or right (whether by ownership, license, or otherwise) to grant to the other Party a license, sublicense, access or right to use (as applicable) under such Know-How, Patents, or other intellectual property rights, on the terms and conditions set forth herein, in each case without breaching the terms of any agreement with a Third Party.

1.20        “Cover” or “Covered” means, with respect to a claim of a Patent and a Licensed Product, that such claim would be infringed, absent a license, by the manufacture, use, offer for sale, sale or importation of such Licensed Product (considering any claims of patent applications to be issued as they are then pending).

1.21        “Develop” means to develop (including clinical, non-clinical and CMC development), analyze, test and conduct preclinical, clinical and all other regulatory trials for Licensed Products, as well as all related regulatory activities and any and all activities pertaining to new indications, pharmacokinetic studies and all related activities including work on new formulations, new methods of treatment and CMC activities including new manufacturing methods. “Development” has a correlative meaning.

1.22        “Dollars” and “$” means the legal currency of the U.S.

1.23        “EMA” means the European Medicines Agency, or any successor agency thereto.

1.24        “Existing Patents” means all Licensed Patents existing as of the Effective Date, as set forth on Exhibit 13.3(a).

1.25        “FCPA” means the U.S. Foreign Corrupt Practices Act (15 U.S.C. Section 78dd-1, et. seq.), as amended.

1.26        “FDA” means the United States Food and Drug Administration, or a successor agency thereto.

1.27        “Field” all fields and uses, prophylactic, therapeutic, and diagnostic use in human diseases.

1.28        “First Commercial Sale” means, on a Licensed Product-by-Licensed Product and country-by-country basis, the first sale by MedImmune or any of its Affiliates or Sublicensees to a Third Party for end use or consumption of such Licensed Product in a given country after Regulatory Approval has been granted with respect to such Licensed Product in such country. Any sale of a Licensed Product by MedImmune to its Affiliate or Sublicensees is not a First Commercial Sale unless there is no subsequent resale of the Licensed Product by such Affiliate or Sublicensee. First Commercial Sales does not include so-called “treatment IND sales,” “named patient sales,” and “compassionate use sales”.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.29          “GAAP” means the generally accepted accounting principles of the applicable country or jurisdiction, consistently applied, and means the international financial reporting standards (“IFRS”) at such time as IFRS becomes the generally accepted accounting standard and Applicable Laws require that a Party use IFRS.

1.30          “Generic Product” means, with respect to a Licensed Product, and on a Licensed Product-by-Licensed Product and country-by-country basis, any product (including a “generic product,” “biogeneric,” “follow-on biologic,” “follow-on biological product,” “follow-on protein product,” “similar biological medicinal product,” or “biosimilar product”) approved by way of an abbreviated regulatory mechanism by the relevant Regulatory Authority in a country in reference to such Licensed Product, that in each case, (a) is sold in the same country (or is commercially available in the same country via import from another country) as such Licensed Product by any Third Party that is not a Sublicensee of MedImmune or its Affiliates and that did not purchase such product in a chain of distribution that included any of MedImmune or any of its Affiliates or its Sublicensees, and (b) meets the equivalency determination by the applicable Regulatory Authority in such country (including a determination that the product is “comparable,” “interchangeable,” “bioequivalent,” “biosimilar” or other term of similar meaning, with respect to the Licensed Product), in each case, as is necessary to permit substitution of such product for the Licensed Product under Applicable Law in such country.

1.31          “GLP Toxicity Studies” means, with respect to a product, animal studies conducted in accordance with ICH guidelines that are intended to support obtaining Regulatory Approval for such product.

1.32          “Governmental Authority” means any national, international, federal, state, provincial or local government, or political subdivision thereof, or any multinational organization or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof, or any governmental arbitrator or arbitral body).

1.33          “ICH” means the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use.

1.34          “IND” means an investigational new drug application or equivalent application filed with the applicable Regulatory Authority, which application is required to commence human clinical trials in the applicable country.

1.35          “Indemnitee” has the meaning set forth in Section 14.3.

1.36          “Indemnitor” has the meaning set forth in Section 14.3.

1.37          “Indirect Taxes” shall mean value added, sales, consumption, goods and services taxes or other similar taxes required by Applicable Laws to be disclosed as a separate item on the relevant invoice.

1.38          “Inventions” means all inventions, whether or not patentable, that are discovered, made, conceived, or conceived and reduced to practice in the course of activities contemplated by this Agreement.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.39          “Know-How” means any proprietary scientific or technical information, results and data of any type whatsoever, in any tangible or intangible form, including databases, safety information, practices, methods, techniques, specifications, formulations, formulae, knowledge, know-how, skill, experience, test data including pharmacological, medicinal chemistry, biological, chemical, biochemical, toxicological and clinical test data, analytical and quality control data, stability data, studies and procedures, and manufacturing process and development information, results and data.

1.40          “Licensed Component” means a monospecific Antibody with [*].

1.41          “Licensed Know-How” means all Know-How that is Controlled by Compugen as of the Effective Date or during the Term that (a) is necessary or useful for the Development, manufacture, use, or commercialization of [*], or (b) is necessary to use the Materials in accordance with this Agreement. For clarity, any Know-How Controlled by Compugen during the Term that is related solely to the development or commercialization of the [*] (including [*]) is excluded from Licensed Know-How.

1.42          “Licensed Patents” means Patents Controlled by Compugen as of the Effective Date or during the Term that Cover the development, manufacture, use, or commercialization of [*].

1.43          “Licensed Product” means any multi-specific Antibody that is comprised of both (a) the Licensed Component and (b) at least one other Antibody, compound, or molecule (including any fragments or peptides thereof) that binds to one or more targets [*].

1.44          “Licensed Product Marks” has the meaning set forth in Section 12.5.

1.45          “Licensed Technology” means the Licensed Know-How and the Licensed Patents, subject to Section 18.6.

1.46          “[*]” means [*].

1.47          “Losses” has the meaning set forth in Section 14.1.

1.48          “MAA” means a marketing authorization application or equivalent application, and all amendments and supplements thereto, filed with the applicable Regulatory Authority in any country or jurisdiction, and includes, where applicable, a BLA.

1.49          “Major Indication” means a separate, distinct, well-categorized class of human malignant neoplasms, including solid tumors and hematological malignancies, for which a separate BLA or a supplement thereto is filed. Examples of Major Indications include breast cancer, colorectal cancer, prostate cancer, non-small cell lung cancer, and acute myeloid leukemia.

1.50          “Materials” means the materials listed on Exhibit 1.50.

1.51          “MedImmune” has the meaning set forth in the preamble to this Agreement.

1.52          “MedImmune Indemnitee” has the meaning set forth in Section 14.1.

1.53          “Milestone Event” means any event identified in Section 10.2 or Section 10.3.

1.54          “Milestone Payment” means any payment identified in Section 10.2 or Section 10.3 to be made by MedImmune to Compugen upon the occurrence of a Milestone Event.

1.55          “Monospecific Product” means any product that [*] (including [*]).

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.56          “Net Sales” means, with respect to each Licensed Product, the gross amounts invoiced for sales or other dispositions of such Licensed Product by or on behalf of MedImmune and its Affiliates and Sublicensees to Third Parties (other than Sublicensees), less the following deductions to the extent included in the gross invoiced sales price for such Licensed Product or otherwise directly paid or incurred by MedImmune or its Affiliates or Sublicensees, as applicable, with respect to the sale or other disposition of such Licensed Product, in accordance with GAAP and consistently applied:

(a)          normal and customary trade and quantity discounts actually allowed and properly taken directly with respect to sales of such Licensed Product (provided that such discounts are not applied disproportionately to such Licensed Product when compared to the other products of MedImmune or its Affiliates or Sublicensees, as applicable);

(b)          credits or allowances given or made for rejection or return of previously sold Licensed Product or for retroactive price reductions and billing errors;

(c)          rebates and chargeback payments granted to managed health care organizations, pharmacy benefit managers (or equivalents thereof), national, state/provincial, local, and other governments, their agencies and purchasers and reimbursers, or to trade customers;

(d)          costs of freight, insurance, and other transportation charges directly related to the distribution of such Licensed Product;

(e)          taxes or other governmental charges (excluding income tax) levied on or measured by the billing amount for such Licensed Product, as adjusted for rebates and refunds; and

(f)          solely to the extent that such amount is not accounted for in the cost of goods sold, that portion of the annual fee on prescription drug manufacturers imposed by the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (as amended) that MedImmune, its Affiliate or its or their Sublicensee, as applicable, allocates to sales of the Licensed Products in accordance with MedImmune’s, its Affiliate’s or its or their Sublicensee’s standard policies and procedures consistently applied across its products, as applicable.

In no event will any particular amount identified above be deducted more than once in calculating Net Sales. Sales of a Licensed Product between MedImmune and its Affiliates or Sublicensees for resale are excluded from the computation of Net Sales, but the subsequent resale of such Licensed Product to a Third Party is included within the computation of Net Sales.

Upon any sale or other disposition of a Licensed Product that should be included within Net Sales for any consideration other than exclusively monetary consideration on bona fide arms’-length terms, then for purposes of calculating Net Sales under this Agreement, such Licensed Product is deemed to be sold exclusively for money at the average sales price during the applicable reporting period generally achieved for such Licensed Product in the country in which such sale or other disposition occurred when such Licensed Product is sold alone and not with other products.

If a Licensed Product is sold together with another pharmaceutical product that is not a Licensed Product and such products are not formulated together but are sold together as a single product in a single package and invoiced as one product, Net Sales for such combination product will be adjusted by multiplying actual Net Sales of such combination product by the fraction A / (A+B) where A is the invoice price of the Licensed Product, if sold separately, and B is the invoice price of any other active ingredients in the combination, if sold separately. If, on a country-by-country basis, the other active ingredients in the combination product are not sold separately in that country, Net Sales will be calculated by multiplying actual Net Sales of such combination product by the fraction A / C where A is the invoice price of the Licensed Product, if sold separately, and C is the invoice price of the combination product. If, on a country-by-country basis, the Licensed Product is not sold separately in such country, then the value of the active ingredients for the purpose of determining Net Sales shall be determined between the Parties in good faith.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.57          “Patents” means (a) pending patent applications, issued patents, utility models and designs; (b) reissues, substitutions, confirmations, registrations, validations, re-examinations, additions, continuations, continued prosecution applications, continuations-in-part, or divisions of or to any of the foregoing; and (c) extensions, renewals or restorations of any of the foregoing by existing or future extension, renewal or restoration mechanisms, including supplementary protection certificates or the equivalent thereof.

1.58          “Person” means any natural person, general or limited partnership, corporation, limited liability company, limited liability partnership, firm, association or organization or other legal entity.

1.59          “Phase I Clinical Trial” means a study in humans that provides the first introduction into humans of a product, conducted in healthy volunteers or patients to obtain information on product safety, tolerability, pharmacological activity or pharmacokinetics, as more fully defined in 21 C.F.R. § 312.21(a) (or the non-United States equivalent thereof).

1.60          “Phase II Clinical Trial” means a study in humans of the safety, dose ranging, and efficacy of a product, which is prospectively designed to generate sufficient data (if successful) to commence Pivotal Studies, as further defined in 21 C.F.R. § 312.21(b) (or the non-United States equivalent thereof).

1.61          “Phase III Clinical Trial” means a controlled study in humans of the efficacy and safety of a product, which is prospectively designed to demonstrate statistically whether such product is effective and safe for use in a particular disease, condition or syndrome in a manner sufficient to submit a BLA to obtain Regulatory Approval to market such product, as further defined in 21 C.F.R. § 312.21(c) (or the non-United States equivalent thereof).

1.62          “[*]” means [*].

1.63          “Regulatory Approval” means any and all approvals, licenses, registrations, permits, notifications and authorizations (or waivers) of any Regulatory Authority that are necessary for the manufacture, use, storage, import, transport, promotion, marketing, distribution, offer for sale, sale or other Commercialization of a Licensed Product in the Field in a given country or regulatory jurisdiction.

1.64          “Regulatory Authority” means any Governmental Authority that has responsibility in its applicable jurisdiction over the testing, development, manufacture, use, storage, import, transport, promotion, marketing, distribution, offer for sale, sale or other commercialization of pharmaceutical products in a given jurisdiction. For countries where governmental approval is required for pricing or reimbursement for a pharmaceutical product to be reimbursed by national health insurance (or its local equivalent), Regulatory Authority includes any Governmental Authority whose review or approval of pricing or reimbursement of such product is required.

1.65          “Regulatory Exclusivity” means any exclusive marketing rights or data exclusivity rights conferred by any Regulatory Authority with respect to a Licensed Product other than Patents, including rights conferred in the U.S. under the Hatch-Waxman Act or the FDA Modernization Act of 1997, under national implementations of Article 10 of Directive 2001/83/EC or rights similar thereto in any other jurisdiction.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.66          “Regulatory Filing” means all applications, filings, submissions, approvals, licenses, registrations, permits, notifications and authorizations (or waivers) with respect to the testing, Development, manufacture or Commercialization of a Licensed Product made to or received from any Regulatory Authority in a given country, including any INDs and MAAs.

1.67          “Retained Field” means the Development (applied mutatis mutandis to the Retained Product), manufacture, import, export, or Commercialization (applied mutatis mutandis to the Retained Product) of a Retained Product.

1.68          “Retained Product” means any product that [*], including (a) any [*]; (b) any product that [*]; or (c) any product described in clause (b) that [*].

1.69          “Royalty Term” has the meaning set forth in Section 10.4(a).

1.70          “SEC” means the U.S. Securities and Exchange Commission, or any successor entity.

1.71          “Senior Officer” means, with respect to Compugen, its Chief Executive Officer, and with respect to MedImmune, its President or a Senior Executive having authority to act on behalf of its President.

1.72          “Sublicensee” means a Third Party to whom MedImmune grants a sublicense to Develop or Commercialize a Licensed Product in the Field in the Territory (either independently from or in collaboration with MedImmune).

1.73          “Tax” or “Taxation” means any form of tax or taxation, levy, duty, charge, social security charge, contribution or withholding of whatever nature (including any related fine, penalty, surcharge or interest) imposed by, or payable to, a Tax Authority.

1.74          “Term” has the meaning set forth in Section 16.1.

1.75          “Territory” means worldwide.

1.76          “Third Party” means any entity other than Compugen or MedImmune or an Affiliate of Compugen or MedImmune.

1.77          “Third Party License” has the meaning set forth in Section 12.6.

1.78          “[*]” means [*].

1.79          “Trademark” means any word, name, symbol, color, shape, designation or any combination thereof, including any trademark, service mark, trade name, brand name, sub-brand name, trade dress, product configuration, program name, delivery form name, certification mark, collective mark, logo, tagline, slogan, design or business symbol, that functions as an identifier of source or origin, whether or not registered and all statutory and common law rights therein and all registrations and applications therefor, together with all goodwill associated with, or symbolized by, any of the foregoing.

1.80          “U.S.” means the United States of America, including its territories and possessions.

1.81          “Valid Claim” means (a) a claim of an issued and unexpired patent that has not been revoked or held unenforceable, unpatentable or invalid by a decision of a court or other governmental agency of competent jurisdiction that is not appealable or has not been appealed within the time allowed for appeal, and that has not been abandoned, disclaimed, denied or admitted to be invalid or unenforceable through reissue, re-examination or disclaimer or otherwise, or (b) a claim of a pending patent application that has not been cancelled, withdrawn or abandoned or finally rejected by an administrative agency action from which no appeal can be taken and that has not been pending for more than [*] years from the date of its earliest priority date.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

2.	Grant of Licenses

2.1          License Grant. Subject to the terms and conditions of this Agreement, Compugen hereby grants to MedImmune an exclusive (even as to Compugen, except as expressly set forth herein), royalty-bearing license, with the right to grant sublicenses in accordance with Section 2.2, under the Licensed Technology to research, Develop, make, have made, use, and Commercialize Licensed Products in the Field in the Territory.

2.2          Sublicenses. MedImmune may grant sublicenses through multiple tiers, under any or all of the rights granted in Section 2.1, to its Affiliates and to Third Parties. MedImmune shall ensure that each agreement in which MedImmune grants a sublicense under the Licensed Technology is consistent with the terms and conditions of this Agreement applicable to the scope of such sublicense. MedImmune shall be liable to Compugen for its Sublicensees including their compliance with the applicable provisions of this Agreement and, notwithstanding any such sublicense, MedImmune shall remain liable for the performance of its obligations hereunder. MedImmune shall promptly notify Compugen in writing of its entry into any agreement granting a sublicense to any Third Party and provide to Compugen a copy of such sublicense; provided, that MedImmune may redact such sublicense agreement to the extent the redacted information is not necessary for Compugen to confirm compliance with this Agreement.

2.3          Retained Rights. Compugen hereby expressly reserves all rights to practice, and to grant licenses under, the Licensed Technology outside of the scope of the licenses granted in Section 2.1 for any and all purposes, including to research, develop, make, have made, use, sell, have sold, offer to sell, and import the Retained Products in the Retained Field in the Territory.

2.4          No Implied Licenses; Negative Covenant.

(a)          Except as set forth in this Agreement, neither Party shall acquire any license or other intellectual property interest, by implication or otherwise, under or to any Patents, Know-How, Trademarks, or other intellectual property Controlled by the other Party. MedImmune shall not, and shall not permit its Affiliates or Sublicensees to, practice the Licensed Technology outside the scope of the licenses granted to it under this Agreement.

(b)          MedImmune agrees that neither it nor any of its Affiliates shall conduct any research or development with respect to, or commercialize, any Retained Product, and shall require any Sublicensee to agree to not research or develop or commercialize any Retained Product.

2.5          Technology Transfer. Compugen shall, without additional compensation, disclose and make available to MedImmune in electronic format the Licensed Know-How that exists as of the Effective Date within thirty (30) days after the Effective Date. Thereafter, on a periodic basis, Compugen shall disclose and make available to MedImmune, in a format it determines most appropriate any other Licensed Know-How that comes into existence after the Effective Date and that was not previously provided to MedImmune.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

3.	Development

3.1          Development Responsibilities. Subject to the terms and conditions of this Agreement, MedImmune (itself and with its Affiliates and Sublicensees, as applicable) shall be responsible, at its sole cost and expense, for all Development of Licensed Products (including all non-clinical studies, clinical trials, formulation work, manufacturing scale up and process development, and regulatory activities) that is necessary for or otherwise supports obtaining and maintaining Regulatory Approval in the Territory. MedImmune shall Develop Licensed Products in the Field in the Territory in compliance with all Applicable Laws, including good scientific, laboratory, manufacturing, and clinical practices under the Applicable Laws of the country in which such activities are conducted.

3.2          Records. MedImmune shall prepare and maintain, or shall cause to be prepared and maintained, complete and accurate written records, accounts, notes, reports, and data in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes, that fully and properly reflect all work done and results achieved by or on behalf of MedImmune in the performance of Development activities pursuant to this Agreement for a minimum of [*] years following the end of the Calendar Year to which such plan pertains, which shall [*] and [*]. MedImmune will make available such records and reports [*] as set forth in Section 8.2. All such information is to be deemed as MedImmune’s Confidential Information.

3.3          Use of Subcontractors. MedImmune may perform its Development activities under this Agreement through one or more subcontractors, provided that (a) MedImmune remains responsible for the work allocated to such subcontractors to the same extent it would if it had done such work itself, (b) each subcontractor undertakes in writing obligations of confidentiality and non-use regarding Confidential Information that are substantially the same as those undertaken by the Parties pursuant to Article 15, and (c) each subcontractor agrees in writing to assign all intellectual property developed in the course of performing any such work to MedImmune.

4.	Regulatory Activities

4.1          Conduct of Regulatory Activities.

(a)          MedImmune will have the sole right to file for and be the holder of all Regulatory Approvals for Licensed Products in the Field in the Territory and will be responsible for maintaining such Regulatory Approvals and for interactions with Regulatory Authorities with respect to Licensed Products in the Field in the Territory.

(b)          MedImmune shall bear all expenses it incurs to conduct all regulatory activities under this Agreement.

(c)          [*].

4.2          Adverse Event Reporting. MedImmune shall establish, hold, and maintain the global safety database for Licensed Products with respect to information on adverse events concerning Licensed Products, as and to the extent required by Applicable Law.

5.	MANUFACTURE AND SUPPLY

5.1          Clinical Supplies. MedImmune shall be responsible, at its own cost, for all manufacture and scale up and process development with respect to the manufacture of the Licensed Component and all Licensed Products for use in any Development activities.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

5.2          Commercial Product. MedImmune shall be responsible, at its own cost, for all manufacture of the Licensed Component for use in a Licensed Product and all Licensed Products for commercial sale.

6.	MATERIALS TRANSFER

6.1          Transfer. Promptly after the Effective Date, at its own cost, Compugen shall transfer to MedImmune the Materials. MedImmune shall use the Materials for research purposes only and solely for conducting the activities contemplated under this Agreement and for no other purpose. MedImmune shall not sell, transfer, disclose or otherwise provide access to the Materials without the prior written consent of Compugen, except that MedImmune may allow access to the Materials to its employees, officers, subcontractors, Sublicensees and Affiliates who require such access in order to Develop the Licensed Product and solely for purposes consistent with this Agreement (each, a “Material Transferee”); provided that such Material Transferees are bound by agreement to retain and use the Materials in a manner that is consistent with the terms of this Agreement. THE MATERIALS ARE PROVIDED HEREUNDER “AS IS”. NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY KIND, ARE GIVEN BY COMPUGEN WITH RESPECT TO ANY OF THE MATERIALS, INCLUDING THEIR CONDITION, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. MedImmune acknowledges the experimental nature of the Materials and that accordingly, not all characteristics of the Materials are necessarily known. The Materials are not for use in clinical studies, or in human subjects in any event, under any circumstances. By accepting the Materials, MedImmune assumes sole responsibility for the safe and prudent transfer, handling, storage, use and disposal of the Materials. In no event shall Compugen be liable for any transfer, handling, storage, use or disposal by MedImmune of the Materials or any part thereof, or for any Losses that may arise from or in connection with the Materials, or the transfer, handling, storage, use or disposal of Materials hereunder.

6.2          [*]. The [*] and [*] and [*]. Accordingly, [*].

7.	Commercialization

7.1          Responsibilities. Subject to the terms and conditions of this Agreement, MedImmune has the exclusive right to Commercialize the Licensed Products in the Field in the Territory. Without limiting the foregoing, MedImmune has the exclusive right and responsibility for the following with respect to Licensed Products in the Field in the Territory: (a) developing and executing a commercial launch and pre-launch plan, (b) negotiating with applicable Governmental Authorities regarding the price and reimbursement status of Licensed Products; (c) marketing and promotion; (d) booking sales and distribution and performance of related services; (e) handling all aspects of order processing, invoicing and collection, inventory and receivables; and (f) providing customer support, including handling medical queries, and performing other related functions. As between the Parties, MedImmune shall bear all of its costs and expenses incurred in connection with such Commercialization activities. MedImmune shall Commercialize Licensed Products in the Field in the Territory in compliance with all Applicable Laws, including good scientific and clinical practices under the Applicable Laws of the country in which such activities are conducted.

7.2          Records and Updates. MedImmune shall maintain records, in sufficient detail that fully and properly reflect all work done and results achieved by or on behalf of MedImmune in the performance of Commercialization activities pursuant to this Agreement.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

8.	Representatives and Reporting

8.1          Representative. Promptly after the Effective Date, each Party shall appoint an individual to act as the primary contact for such Party (the “Representatives”). The Representatives are the primary point of contact between the Parties regarding the activities contemplated by this Agreement and will facilitate all such activities. Each Party may replace its Representative with an alternative representative at any time with prior written notice to the other Party. Any Representative may designate a substitute to temporarily perform the functions of that Representative.

8.2          Development Reports. Within thirty (30) days after each anniversary of the Effective Date, MedImmune shall provide Compugen with an annual, reasonably detailed written summary of the Development activities undertaken in the previous year with respect to the Licensed Products in the Field in the Territory [*]

8.3          Commercialization Reports. MedImmune shall provide annual written updates to Compugen with respect to its Commercialization activities for each Licensed Product in the Territory, in sufficient detail to enable Compugen to confirm MedImmune’s compliance with its diligence obligations under Section 9.2.

9.	Diligence

9.1          Development Obligations. During the Term, MedImmune shall use Commercially Reasonable Efforts to research and Develop [*] in the Field in the Territory, including seeking and maintaining Regulatory Approvals in the Territory.

9.2          Commercial Obligations. MedImmune shall use Commercially Reasonable Efforts to Commercialize each Licensed Product that receives Regulatory Approval in the Field in the Territory.

10.	Fees and Payments

10.1          Upfront. In partial consideration of the rights granted by Compugen to MedImmune hereunder, MedImmune shall pay to Compugen a one-time, non-refundable, non‑creditable payment of ten million Dollars ($10,000,000) within [*] days after the Effective Date.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

10.2        Development Milestone Payments.

(a)          Milestones. MedImmune shall notify Compugen within [*] days after the first achievement by MedImmune or its Affiliates or Sublicensees of the following Development Milestone Events with respect to each Licensed Product. In partial consideration of the rights granted by Compugen to MedImmune hereunder, and subject to the remainder of this Section 10.2, MedImmune shall pay to Compugen the following Milestone Payments within [*] days of the first achievement (whether by MedImmune, its Affiliates, or Sublicensees) of the corresponding Development Milestone Events set forth below:

Development Milestone Event	Milestone Payment
	First Licensed Product to achieve Development Milestone Event	Second Licensed Product to achieve Development Milestone Event	Each additional Licensed Product to achieve Development Milestone Event
	Column 1	Column 2	Column 3
First Major Indication
[*]	[*]	[*]	[*]
Second Major Indication
[*]	[*]	[*]	[*]

(b)          Clarifications.

(i)          Each Development Milestone Payment is payable one time only for each Licensed Product, regardless of the number of times the corresponding event is achieved by such Licensed Product.

(ii)          By way of example, if the first Licensed Product in the first Major Indication achieves the first three Development Milestone Events listed above, but fails after the first Phase II Clinical Trial, then achievement of the first three Development Milestone Events for the second Licensed Product in its first Major Indication would be paid as set forth in Milestone Payments Column 2. Any subsequent Development Milestone Events by such Licensed Product in its first Major Indication would be paid as set forth in the Milestone Payments Column 1 because such Licensed Product is the second Licensed Product to achieve the first three Development Milestone Events and the first Licensed Product to achieve the subsequent Development Milestone Events.

(iii)          If a later Development Milestone Event is achieved, and a Milestone Payment with respect to a prior Development Milestone Event has not been made by MedImmune, then MedImmune shall pay Compugen such unpaid Milestone Payment with respect to such prior Development Milestone Event along with its payment for such later Milestone Payment.

10.3          Net Sales Milestones. Within [*] days after the end of a Calendar Year in which aggregate annual Net Sales of a particular Licensed Product in the Field in the Territory first reaches the thresholds indicated in the Milestone Events listed below, MedImmune shall pay to Compugen the corresponding non-refundable, non-creditable Milestone Payment set forth below.

Net Sales Milestone Events	Milestone Payment
[*]	[*]

For clarity, the Net Sales Milestone Payments set forth in this Section 10.3 are payable only once, upon the first achievement of the applicable Milestone Event and are additive so that if both Milestone Events set forth in this Section 10.3 are achieved in the same Calendar Year, MedImmune shall pay to Compugen both Milestone Payments. The maximum total amount payable under this Section 10.3 is [*].

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

10.4        Royalty Payments.

(a)          Royalty Term. MedImmune shall pay Compugen royalties as set forth in this Section 10.4 on a Licensed Product-by-Licensed Product and country-by-country basis in the Territory during the period of time beginning on the First Commercial Sale of such Licensed Product in such country and continuing until the latest of: (i) [*] years after the First Commercial Sale of such Licensed Product in such country, (ii) the expiration of Regulatory Exclusivity for the Licensed Product in such country, or (iii) the expiration or abandonment of the last-to-expire Valid Claim of any Licensed Patent in such country Covering such Licensed Product (the “Royalty Term”).

(b)          Royalty Rate. On a Licensed Product-by-Licensed Product basis, MedImmune shall pay Compugen pursuant to Article 11, non-refundable, non-creditable royalties as set forth below on aggregate annual Net Sales of each Licensed Product in the Territory during the Royalty Term, as calculated by multiplying the applicable royalty rate set forth below by the corresponding amount of aggregate Net Sales of such Licensed Product in such Calendar Year.

Aggregate Annual Net Sales of Product in the Territory	Royalty Rate
For that portion of aggregate annual Net Sales of such Licensed Product less than or equal to [*]	[*]%
For that portion of aggregate annual Net Sales of such Licensed Product greater than [*]	[*]%

(c)          Valid Claim. In any Calendar Quarter during the Royalty Term for a Licensed Product for which there is no Valid Claim of a Licensed Patent that Covers such Licensed Product in a country, the royalty rates provided in Section 10.4(b) for the Licensed Product shall be reduced in such country by [*] for such Calendar Quarter; provided, however, in no event will the reduction under this Section 10.4(c) reduce the royalties otherwise payable as provided in Section 10.4(b) during any Calendar Year by more than [*] in total.

(d)          Generic Competition. If one or more Generic Products to a Licensed Product is launched in any country in the Territory during the Royalty Term for such Licensed Product in such country, and Net Sales of such Licensed Product in such country during a Calendar Quarter decline by at least [*] as a result of such launch, as compared with the average Net Sales of such Licensed Product in such country for the [*] preceding the Calendar Quarter in which the first Generic Product is launched in such country, the royalty rates provided in Section 10.4(b) for the Licensed Product shall be reduced in such country by [*] for the Calendar Quarter in which the applicable decline occurs and for all future Calendar Quarters, unless and until such Generic Products are no longer sold or the Net Sales of such Licensed Product increase above the Net Sales reduction threshold value first described above; provided, however, in no event will the reduction in this Section 10.4(d) reduce the royalties otherwise payable as provided in Section 10.4(b) during any Calendar Year by more than [*] in total.

(e)          Third Party Payments. MedImmune shall have the right to deduct from any royalty payments to Compugen under this Section 10.4 for each Licensed Product up to [*] of any royalties paid by MedImmune to a Third Party in consideration for a Third Party License under such Third Party’s Patents that, in MedImmune’s reasonable judgment and upon advice of counsel, would be infringed by [*]; provided, however, in no event will the reduction in this Section 10.4(e) reduce the royalties otherwise payable to Compugen as provided in Section 10.4(b) during any Calendar Year by more than [*] in total.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(f)          Cumulative Deductions. In no circumstances will the royalties payable to Compugen under this Section 10.4 in any Calendar Year be reduced, as a result of Section 10.4(c)–(e), below [*] of the royalties otherwise payable under Section 10.4.

10.5          Compugen Payments to Third Party. Compugen shall be solely responsible for all payments, if any, due with respect to the Licensed Component pursuant to any agreement Compugen has in place with a Third Party as of the Effective Date.

11.	Payment; Records; Audits

11.1        Payment; Reports. Royalty payments due by MedImmune to Compugen under Section 10.4 shall be calculated and reported for each Calendar Quarter. All royalty payments due under Section 10.4 shall be paid within [*] days after the end of each Calendar Quarter and shall be accompanied by a report setting forth, on a country-by-country basis, Net Sales of each Licensed Product by MedImmune and its Affiliates and Sublicensees in the Territory in sufficient detail to permit confirmation of the accuracy of the royalty payment made, including, for each country, the number of Licensed Products sold, the gross sales and Net Sales of each Licensed Product, including the deductions from gross sales to arrive at Net Sales, the royalties payable, the method used to calculate the royalties, the exchange rates used and any adjustments to royalties in accordance with Section 10.4.

11.2        Exchange Rate; Manner and Place of Payment. All payments shall be payable in Dollars. When conversion of payments from any currency other than Dollars is required, such conversion shall be at an exchange rate equal to the weighted average of the rates of exchange for the currency of the country from which such payments are payable as published by The Wall Street Journal, Eastern U.S. Edition, during the Calendar Quarter in which the applicable sales were made. All payments owed under this Agreement shall be made by wire transfer in immediately available funds to a bank and account designated in writing by Compugen, unless otherwise specified in writing by Compugen.

11.3        Taxes.

(a)          The royalties, milestones and other amounts payable by MedImmune to Compugen pursuant to this Agreement (“Payments”) shall not be reduced on account of Taxes unless required by Applicable Laws. Compugen alone shall be responsible for paying any and all income taxes (other than withholding taxes required by Applicable Law to be paid by MedImmune and Indirect Taxes governed by Section 11.3(b)) levied on account of, or measured in whole or in part by reference to, any Payments it receives. Subject to Section 11.3(c), MedImmune shall deduct or withhold from the Payments any Taxes that it is required by Applicable Laws to deduct or withhold. If, however, Compugen is entitled under any applicable tax treaty to a reduction of rate of, or the elimination of, applicable withholding tax, it may deliver to MedImmune or the appropriate governmental authority (with the assistance of MedImmune to the extent that this is reasonably required and is expressly requested in writing) the prescribed forms necessary to reduce the applicable rate of withholding or to relieve MedImmune of its obligation to withhold tax, and MedImmune shall apply the reduced rate of withholding, or dispense with withholding, as the case may be, provided that MedImmune has received evidence, in a form reasonably satisfactory to MedImmune, of Compugen’s delivery of all applicable forms at least fifteen (15) Business Days prior to the time that the Payments are due. If MedImmune withholds any Taxes from the Payments while Compugen is entitled under any applicable tax treaty to a reduction of rate of, or the elimination of, applicable withholding tax, MedImmune shall cooperate with Compugen with respect to any documentation required by the appropriate governmental authority or reasonably requested by Compugen to secure a reduction of the rate of, or the elimination of, the applicable Taxes withheld. MedImmune shall provide reasonable notice to Compugen prior to withholding any amount from Payments to allow Compugen to claim a reduction of otherwise applicable withholding taxes.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(b)          Notwithstanding anything to the contrary contained in this Section 11.3 or elsewhere in this Agreement, the following shall apply with respect to Indirect Taxes. All Payments are stated exclusive of Indirect Taxes. If any Indirect Taxes are chargeable in respect of any Payments, MedImmune shall pay such Indirect Taxes at the applicable rate in respect of any such Payments following the receipt, where applicable, of an Indirect Taxes invoice issued in the appropriate form by Compugen in respect of those Payments, such Indirect Taxes to be payable on the due date of the Payments to which such Indirect Taxes relate or at the time such Indirect Taxes are required to be collected by Compugen, in the case of payment of Indirect Taxes imposed on Compugen. The Parties shall issue invoices for all goods and services supplied under this Agreement consistent with Indirect Tax requirements, and to the extent any invoice is not initially issued in an appropriate form, MedImmune shall promptly inform Compugen and shall cooperate with Compugen to provide such information or assistance as may be necessary to enable the issuance of such invoice consistent with Indirect Tax requirements.

(c)          Notwithstanding anything to the contrary in this Agreement, if MedImmune assigns, transfers or otherwise disposes of some or all of its rights or obligations to any Person (without the written consent of Compugen) and if, as a result of such action, the withholding or deduction of tax required by Applicable Law with respect to Payments under this Agreement is increased, then any amount payable to Compugen under this Agreement shall be increased to take into account such additional withheld taxes as may be necessary so that, after making all required withholdings (including withholdings on the withheld amounts), Compugen receives an amount equal to the sum it would have received had no such additional withholding been made. If Compugen (or any of its Affiliates) receives and uses a credit for or receives a refund of any Tax by reason of any deduction or withholding of tax made pursuant to this Section 11.3(c), Compugen shall reimburse to MedImmune such amount that is actually received and used by Compugen, up to an amount that will leave MedImmune (and its Affiliates) (after such reimbursement) in the same position it would have been if MedImmune had not been required to make payment under this Section 11.3(c). Each party shall use (or procure the relevant Affiliate uses) reasonable efforts to obtain and utilize any available credit or obtain any refund.

11.4        Records; Audit. MedImmune shall keep, and shall cause its Affiliates and Sublicensees to keep, complete and accurate records pertaining to the sale or other disposition of Licensed Products in sufficient detail to permit Compugen to confirm the accuracy of royalty payments due hereunder. Such records shall be kept for such period of time required by Applicable Laws, but no less than [*] years following the end of the Calendar Quarter to which they pertain. Compugen may cause an independent, certified public accountant reasonably acceptable to MedImmune to audit such records to confirm Net Sales, royalties and other payments for a period covering not more than [*] years following the Calendar Quarter to which they pertain. Such audits may be exercised during normal business hours upon reasonable prior written notice to MedImmune. The Parties shall make prompt adjustments to reflect the results of such audit. Compugen shall bear the full cost of such audit unless such audit discloses an underpayment by MedImmune of more than [*] of the amount of royalties or other payments due under this Agreement for any applicable Calendar Quarter, in which case, MedImmune shall bear the cost of such audit and shall promptly remit to Compugen the amount of any underpayment. Any overpayment by MedImmune revealed by an audit shall be credited against future payments owed by MedImmune to Compugen (and if no further payments are due, shall be refunded by Compugen at the request of MedImmune).

11.5        Late Payments. If any payment due under this Agreement is not paid when due in accordance with the applicable provisions of this Agreement, the payment shall accrue interest from the date due at the rate of prime (as reported in The Wall Street Journal, Eastern U.S. Edition) plus [*] or the maximum rate allowable by Applicable Law, whichever is less. The payment of such interest shall not limit the Party entitled to receive payment from exercising any other rights it may have as a consequence of the lateness of any payment.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

12.	Intellectual Property

12.1        Inventorship; Ownership.

(a)          Ownership of Inventions. Inventorship as between the Parties will be determined in accordance with the rules of inventorship of the jurisdiction in which such Inventions were invented. Each Party owns any Inventions made solely by its own employees, agents, or independent contractors in the course of conducting its activities under this Agreement, together with all intellectual property rights therein (“Sole Inventions”). The Parties jointly own any inventions that are made jointly by employees, agents, or independent contractors of each Party in the course of performing activities under this Agreement, together with all intellectual property rights therein (“Joint Inventions”). All Patents claiming Joint Inventions will be referred to as “Joint Patents”. Except to the extent either Party is restricted by the licenses granted to the other Party under this Agreement or the other terms of this Agreement, each Party may practice and exploit the Joint Inventions and Joint Patents without the duty of accounting or seeking consent from the other Party. Each Party shall use reasonable efforts to promptly disclose to the other Party all Joint Inventions, including any invention disclosures, or other similar documents, submitted to it by its employees, agents or independent contractors describing inventions that are Joint Inventions, and all information relating to such inventions to the extent necessary or useful for the preparation, filing and maintenance of any Patent with respect to such Joint Invention.

(b)          Non-Exclusive License. MedImmune shall and hereby does grant to Compugen a worldwide non-exclusive, perpetual, irrevocable, sublicensable through multiple tiers, royalty-free license under all of MedImmune’s Sole Inventions, and all intellectual property contained therein, that [*], for Compugen’s use in the development, manufacture or commercialization of any Retained Product.

(c)          Assignment Obligation. Each Party shall cause all employees, independent contractors, consultants and others who perform activities for such Party under this Agreement to be under an obligation to assign (or, if such Party is unable to cause such person or entity to agree to such assignment obligation despite such Party using Commercially Reasonable Efforts to negotiate such assignment obligation, provide a license, preferably exclusive, under) their rights in and to any Inventions and all intellectual property rights therein to such Party, except where Applicable Law requires otherwise and except in the case of governmental, not-for-profit and public institutions which have standard policies against such an assignment (in which case a Party shall obtain a suitable license, preferably exclusive, or right to obtain such a license).

12.2        Patent Prosecution and Maintenance.

(a)          [*] Patents. As between the Parties, [*] has the first right, but not the obligation, to prepare, file, prosecute and maintain all [*]. [*] shall promptly [*] in preparing, filing, prosecuting, and maintaining the [*] Patents [*]. [*] shall consult with [*] and keep [*] reasonably informed of the status and progress of the prosecution of the [*] Patents and shall promptly provide [*] with all material correspondence received from any patent authority in connection therewith. In addition, [*] shall promptly provide [*] with drafts of proposed material filings and material correspondence to any patent authority with respect to the [*] Patents for review and comment prior to the submission of such proposed filings and correspondence. [*] shall confer with [*] and consider in good faith [*] comments prior to submitting such filings and correspondence. [*] shall provide [*] all reasonable coordination, assistance, and cooperation in the [*] Patents prosecution efforts under this Agreement, including providing any necessary powers of attorney and executing any other required documents or instruments for such prosecution. [*] shall notify [*] of any decision to cease prosecution of any [*] Patents in any country at least [*] days prior to any filing deadline or payment due date. In such event, [*] may, at its sole expense, assume the prosecution or maintenance of such [*] Patents in such country.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(b)          [*]. Upon [*] reasonable written request during the Term, the Parties shall discuss [*] or [*]. Notwithstanding Section 12.2(a), and subject to Section 12.2(c), as between the Parties, [*] has the first right, but not the obligation, to prepare, file, prosecute and maintain all [*]. [*] shall consult with [*] and keep [*] reasonably informed of the status and progress of the prosecution of such [*] and shall promptly provide [*] with all material correspondence received from any patent authority in connection therewith. In addition, [*] shall promptly provide [*] with drafts of proposed material filings and material correspondence to any patent authority with respect to such [*] for review and comment prior to the submission of such proposed filings and correspondence. [*] shall confer with [*] and consider in good faith [*] comments prior to submitting such filings and correspondence. [*] shall provide [*] all reasonable coordination, assistance, and cooperation in the [*] prosecution efforts under this Agreement, including providing any necessary powers of attorney and executing any other required documents or instruments for such prosecution. [*] shall notify [*] of any decision to cease prosecution of any [*] in any country at least [*] days prior to any filing deadline or payment due date. In such event, [*] may, at its sole expense, assume the prosecution or maintenance of such [*] in such country, and in such case [*] shall provide [*] all reasonable coordination, assistance, and cooperation in the transfer of such [*] prosecution or maintenance efforts to [*], including providing any necessary powers of attorney and executing any other required documents or instruments for such prosecution or maintenance.

(c)          [*] Patents. For clarity, [*] retains the sole right to prepare, file, prosecute, and maintain [*], at [*] cost and in [*] sole discretion.

(d)          Cooperation of the Parties. Each Party shall cooperate fully with the other Party in the preparation, filing, prosecution and maintenance of Licensed Patents under this Section 12.2 and in the obtaining and maintenance of any patent term extensions, supplementary protection certificates and their equivalent with respect thereto respectively, at its own cost (except as expressly set forth otherwise in this Article 12). Such cooperation includes (i) executing all papers and instruments, or requiring its employees or contractors, to execute such papers and instruments, so as enable the other Party to apply for and to prosecute patent applications in any country as permitted by this Section 12.2, and (ii) promptly informing the other Party of any matters coming to such Party’s attention that may affect the preparation, filing, prosecution or maintenance of any such patent applications.

12.3        Infringement by Third Parties.

(a)          Notice. If either Compugen or MedImmune becomes aware of any infringement or threatened infringement by a Third Party of any Licensed Patent, or any declaratory judgment or equivalent action challenging any Licensed Patent in connection with any such infringement, it will promptly notify the other Party in writing to that effect. Any such notice shall include evidence to support an allegation of infringement or threatened infringement, or declaratory judgment or equivalent action, by such Third Party.

(b)          Enforcement of [*] Patents. Subject to this Section 12.3(b), [*] has the first right, as between Compugen and MedImmune, but not the obligation, to bring and control any action or proceeding with respect to infringement or challenge of any [*] Patents, at its own expense and by counsel of its own choice. [*] shall keep [*] reasonably informed as to the status of such action or proceeding and, when possible, shall provide [*], with copies of all patent applications and other material submissions and communications (including oral communications) with any patent authorities pertaining to the applicable [*] Patents sufficiently in advance for [*] to comment. [*] shall consider in good faith [*] comments with respect thereto. If [*], then (i) [*] may, at its own expense, be represented in any such action by counsel of its own choice, and [*] and its counsel will reasonably cooperate with [*] and its counsel in planning, preparing, and prosecuting any such action or proceeding and (ii) if [*] fails to bring an action or proceeding with respect to infringement of such [*] Patent by the earlier of (A) [*] days following the notice of alleged infringement or declaratory judgment and (B) [*] days before the time limit, if any, set forth in the appropriate laws and regulations for the filing of such actions, then [*] may bring and control any such action at its own expense and by counsel of its own choice and [*] may, at its own expense, be represented in any such action by counsel of its own choice.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(c)          Enforcement of [*]. Subject to this Section 12.3(c), [*] has the first right, as between Compugen and MedImmune, but not the obligation, to bring and control any action or proceeding with respect to infringement or challenge of any [*], at its own expense and by counsel of its own choice. [*] shall keep [*] reasonably informed as to the status of such action or proceeding and, when possible, shall provide [*] with copies of all patent applications and other material submissions and communications (including oral communications) with any patent authorities pertaining to the applicable [*] sufficiently in advance for [*] to comment. [*] shall consider in good faith [*] comments with respect thereto.

(d)          Cooperation. If a Party brings an action in accordance with this Section 12.3, the other Party shall cooperate fully, including, if required to bring such action, the furnishing of a power of attorney or being named as a party to such action.

(e)          Recoveries. Except as otherwise agreed by the Parties as part of a cost-sharing arrangement, any recovery or damages realized as a result of such action or proceeding with respect to Licensed Patents shall be used first to reimburse the Parties’ documented out-of-pocket legal expenses relating to the action or proceeding, and any remaining compensatory damages relating to Licensed Patents (including lost sales or lost profits with respect to the Licensed Product) shall be [*], and in the case that [*], such remaining [*].

(f)          Settlement. In connection with any action or proceeding brought under this Section 12.3, neither Party may enter into any settlement that (i) restricts or adversely affects the scope of the other claims contained in the Licensed Patents or (ii) invalidates, alters, or diminishes the other Party’s rights under this Agreement, in each case without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned, or delayed.

12.4        Infringement of Third Party Rights. If a claim is brought by a Third Party alleging infringement of a Patent of such Third Party by the development, manufacture or commercialization of [*], the Party first having notice of the claim or assertion shall promptly notify the other Party, the Parties shall agree on and enter into a common interest agreement wherein the Parties agree to their shared, mutual interest in the outcome of such potential dispute, and thereafter, the Parties shall promptly meet to consider the claim or assertion and the appropriate course of action. Each Party may represent itself in any litigation to which it is a party, at its own expense, unless otherwise agreed upon by the Parties or as otherwise set forth in this Agreement.

12.5        Trademarks. MedImmune and its Affiliates and Sublicensees may brand the Licensed Products in the Territory using any Trademarks it or they determine appropriate for the Licensed Products, which may vary by country or within a country (the “Licensed Product Marks”), provided that MedImmune shall not, and shall ensure that its Affiliates and Sublicensees will not, make any use of the Trademarks or house marks of Compugen (including Compugen’s corporate name) or any trademark confusingly similar thereto. As between the Parties, MedImmune owns all rights in the Licensed Product Marks and may register and maintain, at its own cost and expense, the Licensed Product Marks in the countries and regions in the Territory that it determines to be appropriate. MedImmune has the sole right, in its discretion and at its expense, to defend and enforce the Licensed Product Marks.

12.6        Third Party Licenses. If MedImmune believes in good faith that the Development, manufacture, or Commercialization of a Licensed Product, due to the Licensed Component contained therein, infringes, or misappropriates any Patent, Know-How, or other intellectual property right of a Third Party, then MedImmune shall promptly notify Compugen thereof in writing. The Parties shall thereafter discuss in good faith whether it is reasonably necessary or commercially prudent to obtain a right or license under such Patents, Know-How, or other intellectual property rights of such Third Party (a “Third Party License”), and whether Compugen, MedImmune, both Parties, and/or Affiliates of either of them should enter into such Third Party License.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

13.	Representations and Warranties

13.1        Mutual Representations and Warranties. Each Party represents and warrants to the other that, as of the Effective Date: (a) it is duly organized and validly existing under the laws of its jurisdiction of incorporation or formation, and has full corporate or other power and authority to enter into this Agreement and to carry out the provisions hereof, (b) it is duly authorized to execute and deliver this Agreement and to perform its obligations hereunder, and the person or persons executing this Agreement on its behalf has been duly authorized to do so by all requisite corporate or partnership action, (c) this Agreement is legally binding upon it, enforceable in accordance with its terms, and does not conflict with any agreement, instrument or understanding, oral or written, to which it is a Party or by which it may be bound, nor violate any material law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it, and (d) it has the right to grant the licenses granted by it under this Agreement.

13.2        Mutual Covenants.

(a)          Employees, Consultants and Contractors. Each Party warrants that it has obtained or covenants that it will obtain written agreements from each of its employees, consultants, and contractors who perform Development activities pursuant to this Agreement, which agreements obligate such persons to obligations of confidentiality and non-use.

(b)          Debarment. Each Party represents and warrants to the other Party that it is not debarred or disqualified under the U.S. Federal Food, Drug and Cosmetic Act, as may be amended, or comparable laws in any country or jurisdiction other than the U.S., and it does not, and will not during the Term, employ or use the services of any person who is debarred or disqualified, in connection with activities relating to the Licensed Component or a Licensed Product. If either Party becomes aware of the debarment or disqualification or threatened debarment or disqualification of any person providing services to such Party, including the Party itself or its Affiliates or Sublicensees, that directly or indirectly relate to activities contemplated by this Agreement, such Party shall immediately notify the other Party in writing and such Party shall cease employing, contracting with, or retaining any such person to perform any such services.

(c)          Compliance. Each Party covenants as follows:

(i)          In the performance of its obligations under this Agreement, such Party shall comply and shall cause its and its Affiliates’ employees and contractors to comply with all Applicable Laws, rules and regulations.

(ii)          Such Party and its and its Affiliates’ employees and contractors shall not, in connection with the performance of their respective obligations under this Agreement, directly or indirectly through Third Parties, pay, promise or offer to pay, or authorize the payment of, any money or give any promise or offer to give, or authorize the giving of anything of value to a public official or entity or other person for purpose of obtaining or retaining business for or with, or directing business to, any person, including either Party (and each Party represents and warrants that as of the Effective Date, such Party, and to its knowledge, its and its Affiliates’ employees and contractors, have not directly or indirectly promised, offered or provided any corrupt payment, gratuity, emolument, bribe, kickback, illicit gift or hospitality or other illegal or unethical benefit to a public official or entity or any other person in connection with the performance of such Party’s obligations under this Agreement, and each Party covenants that it and its Affiliates’ employees and contractors shall not, directly or indirectly, engage in any of the foregoing).

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(iii)          In connection with the performance of its obligations under this Agreement, each Party shall comply and shall cause its and its Affiliates’ employees and contractors to comply with such Party’s own anti-corruption and anti-bribery policy.

(iv)          Such Party shall immediately notify the other Party if such Party has any information or suspicion that there may be a violation of the FCPA or any other Applicable Laws, rules, or regulations in connection with the performance of this Agreement or the Development, manufacture or Commercialization of the Licensed Component or a Licensed Product.

13.3        Additional Compugen Representations and Warranties. Compugen represents and warrants to MedImmune that, as of the Effective Date:

(a)          All Existing Patents are listed on Exhibit 13.3(a). All issued patents included in the Existing Patents (i) are (A) to Compugen’s knowledge, subsisting and are not invalid or unenforceable, in whole or in part and (B) free of any encumbrance, lien or claim of ownership by any Third Party and (ii) have been prosecuted, filed and maintained in accordance with Applicable Law and all applicable fees have been paid on or before the due date for payment. With respect to any pending applications included in the Existing Patents, such applications are being diligently prosecuted in the respective patent offices in the Territory in accordance with Applicable Law and Compugen and its Affiliates have presented all relevant references, documents, and information of which it or the inventors are aware to the relevant patent examiner at the relevant patent office.

(b)          True, complete and correct copies of the file wrappers and other documents and materials relating to the prosecution, defense, maintenance, validity and enforceability of the Existing Patents have been provided or made available to MedImmune prior to the Effective Date, excluding attorney-client privileged communications, letters and opinions.

(c)          The Existing Patents listed on Exhibit 13.3(a) are all Patents that Compugen owns or Controls that Covers the development and commercialization of [*].

(d)          There is no claim or litigation pending or claim that was previously asserted in writing against Compugen or any of its Affiliates (and Compugen has no knowledge of any claim, whether or not pending or asserted) by any Person alleging that (i) the Existing Patents are invalid or unenforceable or (ii) (A) the conception, development, reduction to practice, disclosing, copying, making, assigning or licensing of the existing Regulatory Filings, the Existing Patents, or the Licensed Know-How, or (B) the development or commercialization of the Licensed Component, in each case as contemplated herein, violates, infringes, constitutes misappropriation or otherwise conflicts or interferes with, or would violate, infringe or otherwise conflict or interfere with, any intellectual property or proprietary right of any Person.

(e)          To Compugen’s knowledge, MedImmune’s use of the Existing Patents [*] as contemplated herein as of the Effective Date will not infringe any Patent or other intellectual property or proprietary right of any Person.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(f)          To Compugen’s knowledge, each of the Existing Patents properly identifies each and every inventor of the claims thereof as determined in accordance with the laws of the jurisdiction in which such Existing Patent is issued.

(g)          To Compugen’s knowledge, (i) each Person who has or has had any rights in or to any Existing Patents or any Licensed Know-How, has assigned and has executed an agreement assigning its entire right, title, and interest in and to such Existing Patents and Licensed Know-How to Compugen, and (ii) no current officer, employee, agent, or consultant of Compugen or any of its Affiliates is in violation of any term of any assignment or other agreement regarding the protection of Existing Patents or other intellectual property or proprietary information of Compugen or such Affiliate or of any employment contract relating to the relationship of any such Person with Compugen.

(h)          The inventions Covered by the Existing Patents (i) were not conceived, discovered, developed or otherwise made in connection with any research activities funded, in whole or in part, by the federal government of the United States or any agency thereof, (ii) are not a “subject invention” as that term is described in 35 U.S.C. Section 201(e), and (iii) are not otherwise subject to the provisions of the Bayh-Dole Act.

13.4          Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE LICENSED TECHNOLOGY PROVIDED BY COMPUGEN IS PROVIDED “AS IS” AND COMPUGEN EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING THE WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES, OR ARISING FROM A COURSE OF DEALING, USAGE OR TRADE PRACTICES, IN ALL CASES WITH RESPECT THERETO.

14.	Indemnification

14.1        Indemnification by Compugen. Compugen hereby agrees to defend, indemnify and hold harmless MedImmune and its Affiliates and their respective directors, officers, employees and agents (each, an “MedImmune Indemnitee”) from and against any and all liabilities, costs, fees, expenses and losses, including reasonable legal expenses and attorneys’ fees (collectively, “Losses”), to which any MedImmune Indemnitee may become subject as a result of any claim, demand, action or other proceeding by any Third Party (a “Claim”) to the extent such Losses arise out of: (a) the development, use, handling, storage, sale or other disposition or commercialization of the Retained Products by Compugen or its Affiliates, (b) the negligence or willful misconduct of any Compugen Indemnitee, or (c) the breach by Compugen of any warranty, representation, covenant or agreement made by Compugen in this Agreement; except, in each case (a)–(c), to the extent such Losses arise out of the negligence or willful misconduct of any MedImmune Indemnitee or the breach by MedImmune of any warranty, representation, covenant or agreement made by MedImmune in this Agreement.

14.2        Indemnification by MedImmune. MedImmune hereby agrees to defend, indemnify and hold harmless Compugen and its Affiliates, and its and their respective directors, officers, employees and agents (each, a “Compugen Indemnitee”) from and against any and all Losses to which any Compugen Indemnitee may become subject as a result of any Claim to the extent such Losses arise out of: (a) the Development, use, handling, storage, sale or other disposition or Commercialization of any Licensed Product by MedImmune or its Affiliates or Sublicensees, (b) MedImmune’s use of the Materials, (c) the negligence or willful misconduct of any MedImmune Indemnitee, or (d) the breach by MedImmune of any warranty, representation, covenant or agreement made by MedImmune in this Agreement; except, in each case (a)–(d), to the extent such Losses arise out of the negligence or willful misconduct of any Compugen Indemnitee or the breach by Compugen of any warranty, representation, covenant or agreement made by Compugen in this Agreement.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

14.3        Procedure. A party that intends to claim indemnification under this Article 14 (the “Indemnitee”) shall promptly notify the indemnifying Party (the “Indemnitor”) in writing of any Claim in respect of which the Indemnitee intends to claim such indemnification, and the Indemnitor has sole control of the defense or settlement thereof. The Indemnitee may participate at its expense in the Indemnitor’s defense of and settlement negotiations for any Claim with counsel of the Indemnitee’s own selection. The indemnity arrangement in this Article 14 shall not apply to amounts paid in settlement of any action with respect to a Claim, if such settlement is effected without the consent of the Indemnitor, which consent shall not be withheld or delayed unreasonably. The failure to deliver written notice to the Indemnitor within a reasonable time after the commencement of any action with respect to a Claim shall only relieve the Indemnitor of its indemnification obligations under this Article 14 if and to the extent the Indemnitor is actually prejudiced thereby. The Indemnitee shall cooperate fully with the Indemnitor and its legal representatives in the investigation of any action with respect to a Claim covered by this indemnification.

14.4        Insurance. MedImmune, at its own expense, shall maintain product liability and other appropriate insurance (or self-insure), including any insurance as may be required pursuant to Applicable Law, in an amount consistent with sound business practice and reasonable in light of its obligations under this Agreement during the Term, and at any event not less than the amount prescribed by Applicable Law (if any). MedImmune shall provide a certificate of insurance (or evidence of self-insurance) evidencing such coverage to Compugen upon request.

15.	Confidentiality

15.1        Confidential Information. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, the Parties agree that, during the Term and for [*] years thereafter, the receiving Party shall keep confidential and shall not publish or otherwise disclose and shall not use for any purpose other than as expressly provided for in this Agreement any Confidential Information of the other Party under this Agreement, and both Parties shall keep confidential and, subject to Sections 15.2, 15.3, 15.4, and 15.5, shall not publish or otherwise disclose the terms of this Agreement. Each Party may use the other Party’s Confidential Information only to the extent required to accomplish the purposes of this Agreement, including exercising its rights or performing its obligations. Each Party shall use at least the same standard of care as it uses to protect proprietary or confidential information of its own (but no less than reasonable care) to ensure that its employees, agents, consultants, contractors and other representatives do not disclose or make any unauthorized use of the Confidential Information of the other Party. Each Party shall promptly notify the other upon discovery of any unauthorized use or disclosure of the Confidential Information of the other Party. Any confidential information disclosed under the Confidentiality Agreement shall be treated as Confidential Information subject to the terms of this Agreement. The Parties agree that the material terms of this Agreement are the Confidential Information of both Parties.

15.2        Exceptions. The obligations of confidentiality and restriction on use under Section 15.1 will not apply to any information that the receiving Party can prove by competent written evidence: (a) is now, or hereafter becomes, through no act or failure to act in breach of this Agreement on the part of the receiving Party, generally known or available to the public; (b) is known by the receiving Party at the time of receiving such information, other than by previous disclosure of the disclosing Party, or its Affiliates, employees, agents, consultants, or contractors; (c) is hereafter furnished to the receiving Party without restriction by a Third Party who has no obligation of confidentiality or limitations on use with respect thereto, as a matter of right; or (d) is independently discovered or developed by the receiving Party without the use of Confidential Information belonging to the disclosing Party. Specific information shall not be deemed to be within any of the foregoing exclusions merely because it is embraced by more general information falling within those exclusions.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

15.3        Authorized Disclosure. Each Party may disclose Confidential Information belonging to the other Party as expressly permitted by this Agreement or if and to the extent such disclosure is reasonably necessary in the following instances:

(a)          filing, prosecuting, or maintaining Patents as permitted by this Agreement;

(b)          regulatory filings for Licensed Product or Retained Product that such Party has a license or right to Develop hereunder in a given country or jurisdiction;

(c)          prosecuting or defending litigation as permitted by this Agreement;

(d)          complying with applicable court orders or governmental regulations;

(e)          disclosure to its and its Affiliates’ employees, consultants, contractors and agents, and to Sublicensees (in the case of MedImmune), in each case on a need-to-know basis in connection with the Development, manufacture, and Commercialization of the Licensed Product in accordance with the terms of this Agreement, in each case under written obligations of confidentiality and non-use at least as stringent as those herein; and

(f)          disclosure to potential and actual investors, acquirers, licensees and other financial or commercial partners solely for the purpose of evaluating or carrying out an actual or potential investment, acquisition or collaboration, in each case under written obligations of confidentiality and non-use at least as stringent as those herein, provided, however, that with respect to disclosure to actual or bona fide potential investors, such disclosure is under a written obligation of confidentiality that is consistent with market terms, including a shorter period of time during which such information must be held confidential.

Notwithstanding the foregoing, if a Party is required to make a disclosure of the other Party’s Confidential Information pursuant to Section 15.3(c) or (d), it shall, to the extent permitted pursuant to Applicable Law, and except where impracticable, give reasonable advance notice to the other Party of such disclosure and use efforts to secure confidential treatment of such Confidential Information at least as diligent as such Party would use to protect its own Confidential Information, but in no event less than reasonable efforts. In any event, the Parties shall take all reasonable action to avoid disclosure of Confidential Information hereunder, and, in the case of disclosure pursuant to Section 15.3(d), shall disclose only that portion of the Confidential Information that is required to be disclosed. Any information disclosed pursuant to Section 15.3(c) or (d) shall remain Confidential Information and subject to the restrictions set forth in this Agreement, including the foregoing provisions of this Article 15.

15.4        Publications. The Parties recognize the desirability of publishing and publicly disclosing the results of information regarding activities with respect to the Licensed Product. Accordingly, [*] publicly disclose the results of and information regarding activities with respect to [*], subject to prior review by [*] of any disclosure of [*] Confidential Information for issues of patentability and protection of such Confidential Information, in a manner consistent with Applicable Law and industry practices, as provided in this Section 15.4. Accordingly, [*] shall provide [*] with drafts of proposed abstracts, manuscripts or summaries of presentations that cover the Confidential Information of [*] at least [*] days prior to submission to a Third Party. [*] shall promptly review and respond through its designated representative. [*] shall delay submission of such publication or presentation for a reasonable period (not to exceed [*]) to permit filings for patent protection and to otherwise address issues of Confidential Information or related competitive harm to the reasonable satisfaction of [*] and, in any event, [*] shall not publish or publicly disclose any of [*] Confidential Information over [*] objection. In addition, [*] shall give due regard to comments furnished by [*] and such comments shall not be unreasonably rejected. Nothing herein shall be deemed to limit either Party’s right to publish its own Confidential Information.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

15.5        Publicity.

(a)          Compugen may issue a press release substantially in the form attached to this Agreement on Exhibit 15.5(a) on the Effective Date or promptly thereafter; provided, that the final form of such press release is subject to mutual agreement of the Parties, not to be unreasonably withheld, conditioned, or delayed. Beyond such press release, neither Party shall issue any public announcement, press release or other public disclosure regarding the terms of this Agreement without the other Party’s prior written consent, such consent not to be unreasonably withheld, delayed. Neither Party is required to seek the permission of the other Party to repeat any information that has already been publicly disclosed by such Party, or by the other Party, in accordance with this Section 15.5(a), provided such information remains accurate as of such time.

(b)          Notwithstanding the foregoing, the Parties acknowledge that either or both Parties may be obligated to file under Applicable Laws a copy of this Agreement with the U.S. Securities and Exchange Commission or other Governmental Authorities. In such event, however, each Party making such a filing shall request confidential treatment of the terms hereof to the extent such confidential treatment is reasonably available to such Party. In the event of any such filing, each Party will provide the other Party with a copy of this Agreement marked to show provisions for which such Party intends to seek confidential treatment and shall reasonably consider and incorporate the other Party’s reasonable comments thereon to the extent consistent with the legal requirements, with respect to the filing Party, governing disclosure of material agreements and material information that must be publicly filed.

15.6        No Right to Use Names. Except as expressly provided herein, no right, express or implied, is granted by this Agreement to use in any manner the name of either Party or any other trade name, symbol, logo or trademark of the other Party or its Affiliates in connection with the performance of this Agreement.

15.7        Prior Confidentiality Agreement. As of the Effective Date, the terms of this Article 15 shall supersede any prior non-disclosure, secrecy or confidentiality agreement between the Parties (or their Affiliates) relating to the subject of this Agreement, including the Confidentiality Agreement to the extent information disclosed under such Confidentiality Agreement relates to the subject matter of this Agreement. For clarity, the Confidentiality Agreement continues to govern discussions between the Parties with respect to other matters that are not the subject of this Agreement. Any information disclosed pursuant to any such prior agreement shall be deemed Confidential Information for purposes of this Agreement.

15.8        Equitable Relief. Given the nature of the Confidential Information and the competitive damage that a Party would suffer upon unauthorized disclosure, use or transfer of its Confidential Information to any Third Party, the Parties agree that monetary damages may not be a sufficient remedy for any breach of this Article 15. In addition to all other remedies, a Party may seek specific performance and injunctive and other equitable relief as a remedy for any breach or threatened breach of this Article 15.

16.	Term and Termination

16.1        Term. This Agreement shall commence on the Effective Date and, unless terminated earlier as provided in this Article 16 or by mutual written agreement of the Parties, shall continue until the expiration of the last Royalty Term in the Territory (the “Term”). Upon the expiration of the Royalty Term for a Licensed Product in a particular country, the licenses granted by Compugen to MedImmune under Section 2.1 with respect to such Licensed Product and such country become fully-paid, royalty-free, and non-exclusive.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

16.2        Termination for Material Breach.

(a)          Either Party may terminate this Agreement upon written notice to the other Party if such other Party materially breaches its obligations under this Agreement and, after receiving written notice from the non-breaching Party identifying such material breach in reasonable detail, fails to cure such material breach within [*] days ([*] days in the case of payment) from the date of such notice; provided that if such non-payment related breach is not reasonably capable of cure within such [*]-day period, the breaching Party may submit, prior to the end of such [*]-day period, a reasonable plan to cure the breach within an additional [*] days, in which case the other Party may not terminate this Agreement for so long as the breaching Party is using commercially reasonable efforts to implement such cure plan within such additional [*] days.

(b)          If the alleged breaching Party disputes in good faith the existence or materiality of a breach specified in a notice provided by the other Party in accordance with Section 16.2(a), and such alleged breaching Party provides the other Party notice of such dispute within such [*]-day (or [*]-day, as applicable) period, then the non-breaching Party may not terminate this Agreement under Section 16.2(a) unless and until the Arbitrators, in accordance with Article 17, have determined that the alleged breaching Party has materially breached this Agreement and such Party fails to cure such breach within [*] days (or [*] days, as applicable) following such Arbitrators’ decision. During the pendency of such dispute, all of the terms and conditions of this Agreement shall remain in effect and the Parties shall continue to perform all of their respective obligations hereunder.

16.3        Termination for Bankruptcy. Either Party may terminate this Agreement immediately upon written notice to the other Party if, at any time, the other Party (a) files in any court or agency pursuant to any statute or regulation of any state, country or jurisdiction, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of such other Party or of its assets, (b) proposes a written agreement of composition or extension of its debts, (c) is served with an involuntary petition against it, filed in any insolvency proceeding that is not dismissed within [*] days after the filing thereof, (d) proposes or is a party to any dissolution or liquidation, or (e) makes an assignment for the benefit of its creditors.

16.4        Termination for Patent Challenge. Compugen may terminate this Agreement in its entirety upon written notice to MedImmune if MedImmune or any of its Affiliates or Sublicensees directly, or indirectly through any Third Party, commences any interference or opposition proceeding with respect to, challenges the validity or enforceability of, or opposes any extension of or the grant of a supplementary protection certificate with respect to, any Licensed Patent.

16.5        Termination by MedImmune. MedImmune may terminate this Agreement at any time for any reason or for no reason upon [*] written notice to Compugen.

16.6        Effects of Certain Termination. Upon any termination of this Agreement by either Party pursuant to Sections 16.2, 16.3, 16.4, or 16.5 the following will apply:

(a)          Termination of Licenses and Other Rights. All licenses granted to MedImmune will automatically terminate, all other rights and obligations of the Parties under this Agreement will terminate. Compugen may grant any Sublicensee of MedImmune that is then in compliance with its sublicense a license on the same terms as set out in this Agreement (including pro rata all applicable event payments and royalty payments) in relation to any Compugen rights previously licensed to such Sublicensee.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(b)          Wind-Down. MedImmune shall, as directed by Compugen, wind-down any ongoing Development activities of MedImmune and its Affiliates and Sublicensees with respect to the Licensed Products in the Field in the Territory in an orderly fashion and in compliance with all Applicable Laws.

16.7        Confidential Information. Upon expiration or termination of this Agreement in its entirety, except to the extent that a Party expressly obtains or retains the right to use the other Party’s Confidential Information, each Party shall promptly return to the other Party, or delete or destroy, all relevant records and materials (including, in the case of MedImmune, the Materials) in such Party’s possession or control containing Confidential Information of the other Party; provided that such Party may keep one copy of such materials for archival purposes only subject to continuing confidentiality obligations.

16.8        Survival. Expiration or termination of this Agreement shall not relieve the Parties of any obligation or right accruing prior to such expiration or termination. Except as set forth below or elsewhere in this Agreement, the obligations and rights of the Parties under the following provisions of this Agreement shall survive expiration or termination of this Agreement: Articles 1 (to the extent defined terms are contained in the following surviving Articles and Sections), 10 (with respect to those payments that accrued prior to the effective date of termination or expiration), 11 (with respect to payments due and not yet paid), 14, 15, and 17, and Sections 2.4(a), 3.2, 7.2, 12.1(a), 12.1(b), 13.4, 16.6, 16.7, 16.8, 16.9, 18.1, 18.2, 18.7, 18.8, 18.9 and 18.11.

16.9        Rights in Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by one Party to the other Party are, and will otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code or comparable provision of applicable bankruptcy or insolvency laws, licenses of right to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code or comparable provision of applicable bankruptcy or insolvency laws. The Parties agree that a Party that is a licensee of such rights under this Agreement will retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code or comparable provision of applicable bankruptcy or insolvency laws. The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against a Party to this Agreement under the U.S. Bankruptcy Code or comparable provision of applicable bankruptcy or insolvency laws, the other Party will be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property, and same, if not already in its possession, will be promptly delivered to it (a) upon any such commencement of a bankruptcy or insolvency proceeding upon its written request therefor, unless the bankrupt Party elects to continue to perform all of its obligations under this Agreement, or (b) if not delivered under (a) above, following the rejection of this Agreement by or on behalf of the bankrupt Party upon written request therefor by the other Party.

17.	Dispute Resolution

17.1        Objective. The Parties recognize that disputes as to matters arising under or relating to this Agreement or either Party’s rights or obligations hereunder may arise from time to time. It is the objective of the Parties to establish procedures to facilitate the resolution of such disputes in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the Parties shall follow the procedures set forth in this Article 17 to resolve any such dispute if and when it arises.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

17.2        Resolution by Senior Officers. If a dispute arises between the Parties in connection with or relating to this Agreement or any document or instrument delivered in connection herewith (a “Dispute”), then either Party may refer such Dispute to the Senior Officers for attempted resolution by good faith negotiations during a period of [*] Business Days. Any final decision mutually agreed to by the Senior Officers in writing is conclusive and binding on the Parties. If such Senior Officers are unable to resolve any such Dispute within such [*]-Business Day period, either Party may institute binding arbitration in accordance with Section 17.3 upon written notice to the other Party (an “Arbitration Notice”) and seek such remedies as may be available.

17.3        Arbitration.

(a)          General. Upon receipt of an Arbitration Notice by a Party, the Parties shall resolve the applicable Dispute by final and binding arbitration before a panel of three experts with relevant industry experience (the “Arbitrators”). Each of Compugen and MedImmune shall each select one Arbitrator within [*] days after the Arbitration Notice. The Arbitrator chosen by Compugen and the Arbitrator chosen by MedImmune will together choose a third Arbitrator within [*] days after the date that the last of such initial Arbitrators was appointed. The arbitration will be administered by [*] in accordance with the then current [*], except as modified in this Agreement. The seat of the arbitration shall be held in [*], and the Parties shall use reasonable efforts to expedite the arbitration if requested by either Party. During the period of time that any arbitration proceeding is pending under this Agreement, the Parties shall continue to comply with all those terms and provisions of this Agreement that are not the subject of the pending arbitration proceeding.

(b)          Decision. The Arbitrators will, within [*] days after the conclusion of the arbitration hearing, issue a written award and statement of decision describing the essential findings and conclusions on which the award is based, including the calculation of any damages awarded. The decision or award rendered by the Arbitrators shall be final and non-appealable. The Arbitrators are authorized to award compensatory damages, but are not authorized to reform, modify, or materially change this Agreement or any other agreements contemplated hereunder. The award shall include interest from the date of any damages incurred for breach of this Agreement, and from the date of the award until paid in full, at a rate fixed by the arbitrators.

(c)          Award. Any award shall be promptly paid in Dollars free of any tax, deduction or offset; and any costs, fees or taxes incident to enforcing the award shall, to the maximum extent permitted by law, be charged against the Party resisting enforcement. Each Party agrees to abide by the award rendered in any arbitration conducted pursuant to this Section 17.3, and agrees that judgment may be entered upon it in [*] or any other court of competent jurisdiction, in each case in accordance with Applicable Law. To the extent that a Party receives a final award under this Section 17.3, such Party may offset any unpaid amount owed by such first Party to the other Party under this Agreement by the amount of such award. Such right to offset shall be in addition to any other rights or remedies available under this Agreement and Applicable Law.

(d)          Costs. Except as set forth in Section 17.3(b), each Party shall bear its own counsel fees, costs, and disbursements arising out of the arbitration described in this Section 17.3, and shall pay an equal share of the fees and costs of the Arbitrators and all other general fees related to the arbitration; provided, however, the Arbitrators may determine whether a Party is the prevailing Party, and if so, may award to that prevailing Party reimbursement for its reasonable counsel fees, costs and disbursements (including expert witness fees and expenses, photocopy charges, or travel expenses), or the fees and costs of the Arbitrators.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(e)          Injunctive Relief. Provided a Party has made a sufficient showing under the rules and standards set forth in the U.S. Federal Rules of Civil Procedure and applicable case law, the arbitrators may invoke, and the Parties agree to abide by, injunctive measures after either Party submits in writing for arbitration claims requiring immediate relief. Additionally, nothing in this Article 17 precludes either Party from seeking equitable relief or interim or provisional relief from a court of competent jurisdiction, including a temporary restraining order, preliminary injunction or other interim equitable relief, concerning a dispute either prior to or during any arbitration if necessary to protect the interests of such Party or to preserve the status quo pending the arbitration proceeding.

(f)          Confidentiality. The arbitration proceeding is confidential and the arbitrators will issue appropriate protective orders to safeguard each Party’s Confidential Information. Except as required by law, no Party shall make (or instruct the arbitrators to make) any public announcement with respect to the proceedings or decision of the arbitrators without prior written consent of the other Party. The existence of any dispute submitted to arbitration, and the award, shall be kept in confidence by the Parties and the arbitrators, except as required in connection with the enforcement of such award or as otherwise required by Applicable Law.

18.	General Provisions

18.1        Governing Law. This Agreement, and all questions regarding the existence, validity, interpretation, breach or performance of this Agreement, shall be governed by, and construed and enforced in accordance with, the laws of [*], without reference to its conflicts of law principles.

18.2        Entire Agreement; Amendment. This Agreement, including the Exhibits hereto, sets forth the complete, final and exclusive agreement and all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties hereto with respect to the subject matter hereof and supersedes, as of the Effective Date, all prior and contemporaneous agreements and understandings between the Parties with respect to the subject matter hereof, including the Confidentiality Agreement. The foregoing may not be interpreted as a waiver of any remedies available to either Party as a result of any breach, prior to the Effective Date, by the other Party of its obligations under the Confidentiality Agreement. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as are set forth in this Agreement. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties unless reduced to writing and signed by an authorized officer of each Party.

18.3        Relationship Between the Parties. The Parties’ relationship, as established by this Agreement, is solely that of independent contractors. This Agreement does not create any partnership, joint venture or similar business relationship between the Parties. Neither Party is a legal representative of the other Party, and neither Party can assume or create any obligation, representation, warranty or guarantee, express or implied, on behalf of the other Party for any purpose whatsoever.

18.4        Non-Waiver. The failure of a Party to insist upon strict performance of any provision of this Agreement or to exercise any right arising out of this Agreement shall neither impair that provision or right nor constitute a waiver of that provision or right, in whole or in part, in that instance or in any other instance. Any waiver by a Party of a particular provision or right shall be in writing, shall be as to a particular matter and, if applicable, for a particular period of time and shall be signed by such Party.

18.5        Assignment. Neither Party may assign or transfer this Agreement or any rights or obligations hereunder without the prior written consent of the other, except that a Party may make such an assignment or transfer without the other Party’s consent to its Affiliates or to a Third Party successor to all or substantially all of the business of such Party to which this Agreement relates, whether in a merger, sale of stock, sale of assets or other transaction. Any successor or assignee of rights or obligations permitted hereunder shall, in writing to the other Party, expressly assume performance of such rights and obligations. Any permitted assignment is binding on the successors of the assigning Party. Any assignment or attempted assignment by either Party in violation of the terms of this Section 18.5 is null, void and of no legal effect.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

18.6        Change of Control of Compugen. In the event of a Change of Control of Compugen, the intellectual property rights of the acquiring party will be excluded from the Licensed Technology; provided, that any intellectual property rights of any acquirer that are included in the Licensed Technology under this Agreement immediately prior to such Change of Control will not be excluded from the Licensed Technology. As used in this Section 18.6, “Change of Control” means, with respect to Compugen: (a) the sale of all or substantially all of its assets or all of its assets relating to the Licensed Product; (b) a merger, reorganization or consolidation involving Compugen in which the holders of the voting securities of Compugen outstanding immediately prior thereto cease to beneficially own at least fifty percent (50%) of the combined voting power of the surviving entity, directly or indirectly, immediately after such merger, reorganization or consolidation; or (c) a transaction in which an entity or individual, or group of entities or individuals acting in concert, acquires more than fifty percent (50%) of the voting equity securities of Compugen.

18.7        Severability. If, for any reason, any part of this Agreement is adjudicated invalid, unenforceable or illegal by a court of competent jurisdiction, such adjudication shall not, to the extent feasible, affect or impair, in whole or in part, the validity, enforceability, or legality of any remaining portions of this Agreement. All remaining portions shall remain in full force and effect as if the original Agreement had been executed without the invalidated, unenforceable or illegal part.

18.8        Notices. Any notice required or permitted to be given under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be addressed to the appropriate Party at the address specified below or such other address as may be specified by such Party in writing in accordance with this Section 18.8, and shall be deemed to have been given for all purposes (a) when received, if hand-delivered or sent by confirmed electronic mail or a reputable courier service, or (b) five (5) Business Days after mailing, if mailed by first class certified or registered airmail, postage prepaid, return receipt requested.

If to MedImmune, notices must be addressed to:

MedImmune Limited
Milstein Building
Granta Park
Abington
Cambridge, CB21 6GH
Attention: Legal Department

If to Compugen, notices must be addressed to:

Compugen Ltd.
Azrieli Center
26 Harokmim Street, Building D
Holon 5885849
Israel
Attention: SVP Corporate Development
E-mail: kirkc@cgen.com

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

with a copy to:

Compugen Ltd.
Azrieli Center
26 Harokmim Street, Building D
Holon 5885849
Israel
Attention: Legal Department
E-mail: legal@cgen.com

Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304-1130
United States of America
Attention: Barbara Kosacz
 Email: bkosacz@cooley.com

18.9          Limitation of Liability. NEITHER PARTY MAY RECOVER FROM THE OTHER PARTY ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES IN CONNECTION WITH THIS AGREEMENT OR ANY LICENSE GRANTED HEREUNDER, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES; PROVIDED, HOWEVER, THAT THIS SECTION 18.9 SHALL NOT BE CONSTRUED TO LIMIT EITHER PARTY’S INDEMNIFICATION OBLIGATIONS UNDER ARTICLE 14.

18.10          Force Majeure. Each Party shall be excused from liability for the failure or delay in performance of any obligation under this Agreement (other than failure to make payment when due) by reason of any event beyond such Party’s reasonable control including but not limited to acts of god, fire, flood, explosion, earthquake, pandemic flu, or other natural forces, war, civil unrest, acts of terrorism, accident, destruction or other casualty, any lack or failure of transportation facilities, any lack or failure of supply of raw materials, or any other event similar to those enumerated above. Such excuse from liability shall be effective only to the extent and duration of the events causing the failure or delay in performance and provided that the Party has not caused such events to occur. Notice of a Party’s failure or delay in performance due to force majeure must be given to the other Party within ten (10) days after its occurrence. All delivery dates under this Agreement that have been affected by force majeure will be tolled for the duration of such force majeure. In no event shall any Party be required to prevent or settle any labor disturbance or dispute.

18.11          Interpretation. The headings of clauses contained in this Agreement preceding the text of the sections, subsections and paragraphs hereof are inserted solely for convenience and ease of reference only and shall not constitute any part of this Agreement, or have any effect on its interpretation or construction. All references in this Agreement to the singular shall include the plural where applicable. Unless otherwise specified, references in this Agreement to any Article shall include all Sections, subsections and paragraphs in such Article, references to any Section shall include all subsections and paragraphs in such Section, and references in this Agreement to any subsection shall include all paragraphs in such subsection. The word “including” and similar words means including without limitation. The words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision. The word “or” is disjunctive but not necessarily exclusive. All references to days in this Agreement mean calendar days, unless otherwise specified. Ambiguities and uncertainties in this Agreement, if any, shall not be interpreted against either Party, irrespective of which Party may be deemed to have caused the ambiguity or uncertainty to exist. This Agreement has been prepared in the English language and the English language shall control its interpretation. In addition, all notices required or permitted to be given hereunder, and all written, electronic, oral or other communications between the Parties regarding this Agreement shall be in the English language.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

18.12          Counterparts; Electronic Signatures. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed and delivered electronically and upon such delivery such electronic signature will be deemed to have the same effect as if the original signature had been delivered to the other Party.

{Signature page follows}

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

In Witness Whereof, the Parties hereto have caused this Agreement to be executed and entered into by their duly authorized representatives as of the Effective Date.

Compugen Ltd. By: __________________________________ Name: _______________________________ Title: ________________________________	MedImmune, Limited By: __________________________________ Name: _______________________________ Title: ________________________________

Signature Page to License Agreement

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 1.50
Materials

[*] (6 pages omitted)

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 13.3(a)
 Existing Patents

[*]

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 15.5(a)
 Press Release

Compugen Announces Exclusive License Agreement with MedImmune for the Development of Bi-Specific and Multi-Specific Antibody Products

Compugen will receive $10 million upfront, and is eligible for milestone payments and royalties on any products developed under the license

HOLON, ISRAEL, March XX, 2018 –– Compugen Ltd. (NASDAQ: CGEN), a leader in predictive discovery and development of first-in-class therapeutics for cancer immunotherapy, today announced it entered into an exclusive license agreement with MedImmune, the global biologics research and development arm of AstraZeneca, to enable the development of bi-specific and multi-specific immuno-oncology antibody products.

Under the terms of the agreement, Compugen will provide an exclusive license to MedImmune for the development of bi-specific and multi-specific antibody products derived from a Compugen pipeline program. MedImmune has the right to create multiple products under this license and will be solely responsible for all research, development and commercial activities under the agreement. Compugen will receive a $10 million upfront payment and is eligible to receive up to $200 million in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales. If additional products are developed, additional milestones and royalties would be due to Compugen. Compugen will retain all other rights to its entire pipeline of programs as monotherapies and in combination with other products.

“We are excited to announce our agreement with MedImmune, a global leader in the development of antibody-based oncology therapeutics,” said Anat Cohen-Dayag, PhD, President and CEO of Compugen. “This licensing deal allows us to monetize specific scientific advances in our programs, while we continue to advance our lead programs into clinical trials.” Dr. Cohen-Dayag added, “We are committed to our strategy of selectively collaborating with biopharmaceutical companies for the development of first-in-class products against our diverse, computationally-derived portfolio of targets.”

“This agreement with Compugen will support our abilities to generate novel immunotherapy targets which, coupled with MedImmune’s expertise in antibody engineering, can advance our goal of delivering treatments to meaningfully improve the lives of cancer patients,” said Ronald Herbst, Vice President, Oncology Research & Development, MedImmune.

Conference Call and Webcast Information

Compugen management will host a conference call today, March XX, 2018, at 8:30 a.m. ET to discuss the license agreement. To access the live conference call by telephone, please dial 1-800-994-4498 from the U.S. or +972-3-918-0608 internationally. The conference call will also be available via live webcast through Compugen’s website, located at the following link. Following the live audio webcast, a replay will be available on the Company’s website.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

About Bi-Specific and Multi-Specific Products

Antibodies are naturally occurring components of the immune system that bind specifically to a target protein via two identical arms. Through genetic engineering, antibodies can be modified to bind to different proteins through the two separate arms by exchanging one arm with that of another antibody with a different target specificity (bi-specific antibodies). Alternatively, additional features can be engineered into an antibody to allow binding to three or more target proteins simultaneously (multi-specific antibodies). These engineered forms of antibodies are increasingly being developed as therapeutics, as they enable multiple mechanisms of action for treating disease within a single molecule.

About Compugen

Compugen is a therapeutic discovery and development company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company’s therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered, including T cell immune checkpoints and myeloid target programs. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel, with R&D facilities in both Israel and South San Francisco, CA. Compugen’s shares are listed on NASDAQ and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen's corporate website at www.cgen.com.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the potential development and commercialization of antibody-based cancer immunotherapies related to a Compugen-discovered pipeline program, potential milestone and royalty payments, Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties, and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure or delay to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors, including the ability to finance the Company, are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-8124

Investor Relations contact:
Burns McClellan, Inc.
Jill Steier
 Email: jsteier@burnsmc.com
Tel: 212-213-0006

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.